UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information StatemenT Pursuant to Section 14(f) of

the Securities Exchange Act of 1934

___________________

REZOLUTE, INC.

(Exact name of registrant as specified in its charter)

___________________

Delaware

(State or other jurisdiction of incorporation)

000-54495
(Commission File No.)

27-3440894
(IRS Employer Identification No.)

201 Redwood Shores Pkwy

Suite #315

Redwood City, CA 94065
650-206-4507

(Address and Telephone Number of Registrant)

___________________

Approximate Date of Mailing: January 31, 2019

Rezolute, Inc.
201 Redwood Shores Pkwy

Suite #315

Redwood City, CA 94065

Information Statement Pursuant To Section 14(f) Of The

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

January 31, 2019

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF REZOLUTE, INC.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Rezolute, Inc. a Delaware corporation (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the proposed transactions contemplated by a Purchase Agreement for Shares of Series AA Preferred Stock (the “Purchase Agreement”), with Handok, Inc. and Genexine, Inc. (each a “Purchaser” and collectively, the “Purchasers”) whereby subject to certain closing conditions, the Purchasers each agreed to purchase 1,250,000 shares of newly designated Series AA Preferred Stock (the “Offered Shares”) at a per Offered Share price of $10.00 for aggregate gross proceeds to the Company of $25,000,000 (inclusive of the $1,500,000 exclusivity payment received by the Company from the Purchasers in December 2018) (the “Series AA Financing”). The Offered Shares will automatically convert upon an increase in our authorized common stock following a stockholder meeting to amend our Certificate of Incorporation. The Offered Shares have an effective conversion price of $0.22 per share of common stock.

In connection with the Series AA Financing, the composition of our board of directors (the “Board”) will change. The Board currently consists of six directors, Nevan Elam, Hoyoung Huh, Gil Labrucherie, Dave Welch, Tae Hoon Kim and Samir Patel. Following the closing of the Series AA Financing, the Board will add two additional directors to the Board and the remaining Board members other than Mr. Elam will resign. Mr. Elam will continue to serve on our board as the Company’s Chief Executive Officer. The two new directors of the Board will be Mr. Young-Jin Kim and Dr. Young Chul Sung. The Board following the closing of the Series AA Financing will consist of Mr. Elam, Mr. Young-Jin Kim and Dr. Young Chul Sung.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten (10) days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders. We are electing to treat Series AA Financing as a change of control. Accordingly, the resulting change of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be available to our stockholders of record at January 31, 2019, on or about the date first shown above. The approval of our stockholders is not required.

2

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after the closing of the Series AA Financing.

CHANGE OF CONTROL

Following the closing of the Series AA Financing, the Company will experience a change in control of the Company. The Purchasers will collectively own 113,636,364 shares of our common stock on an as-converted basis or 54% of the Company.

We anticipate that the issuance of the Offered Shares to the Purchasers will be exempt from registration in part based on our reliance upon an exemption from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 promulgated thereunder.

The closing of the Series AA Financing and the other transactions contemplated under the Purchase Agreement is subject to the satisfaction of certain conditions. Nonetheless, unforeseen matters may arise and there can be no assurance that the Series AA Financing will be completed.

VOTING SECURITIES

As of the closing of the Series AA Financing, our common stock and Series AA Preferred Stock (voting with shares of our common stock on an as-converted basis) will be our only classes of equity securities that are entitled to vote at a meeting of our stockholders. Each share of our common stock entitles the holders thereof to one vote. As of January 29, 2019, there were 61,866,309 shares of our common stock issued and outstanding. The intended change of the composition of our Board in connection with the Series AA is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Series AA Financing

The following table sets forth the number of shares of our common stock beneficially owned as of December 31, 2018 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our current executive officers and directors and (iii) all of our current executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of December 31, 2018, we had 61,866,309 shares of common stock issued and outstanding:

3

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned

pH Pharma Co., Ltd. (1) 2F, Artside Gallery 15 Jahamun-Ro 6-GIL Jongno-Gu, Seoul 03044 Korea	6,692,254	14%

David Welch (2) 217 Camino Al Lago Atherton, CA 94027	6,888,370	14%

Striker Asia Opportunities Fund Corporation (3) c/o 17th Floor, Guandong Investment Tower 148 Connaught Road Central, Hong Kong	4,457,962	10%

Pranabio Investments, LLC (4) 6800 West Gate Blvd, Ste 132-298 Austin, TX 78745	3,704,546	8%

Ildong Pharmaceutical Co., Ltd (5) 2, Baumoe-ro, 27-gil, Seocho-gu, Seoul, Korea 06752	3,000,000	60%

Tae Hoon Kim (6) 600, Gyeongin-ro, Guro-gu Seoul, Korea	2,226,190	50%

Hoyoung Huh (7) 1450 Infinite Drive Louisville, CO 80027	7,175,051	15%

Nevan C. Elam (8) 1450 Infinite Drive Louisville, CO 80027	3,525,979	8%

Sankaram Mantripragada (8) 1450 Infinite Drive Louisville, CO 80027	2,098,750	4%

XOMA Corporation 2200 Powell Street, Suite 310 Emeryville, California	8,093,000	17%

All current executive officers and directors as a group (6 persons) (8)	25,618,886	54%

(1)	pH Pharma Co., Ltd is a corporation formed in Seoul Korea. Dr. Hoyoung Huh is the CEO and has voting power on behalf of the entity. The Board, chaired by Dr. Huh, has investment power with respect to these shares.

(2)	The shares beneficially owned by David F. Welch are held in LRFA, LLC, Welch Group, LP, Alexandra J. Welch Trust dtd 12/11/2000, John F. Welch Trust dtd 12/11/2000, and Thomas C. Welch Trust dtd 12/11/2000. David F. Welch has sole voting and investment power with respect to all of the shares listed above. David F. Welch was appointed as a director of the Board on July 24, 2015.

4

(3)	Striker Asia Opportunities Fund Corporation is a Cayman Islands corporation. Chung Yuen Ian Huen is the Director and has sole voting and investment power with respect to these shares.

(4)	Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares. Samir R. Patel was also appointed as a director of the Board on March 17, 2017.

(5)	Ildong Pharmaceutical Co., Ltd is a corporation formed in Seoul Korea. Pau Woongsup Yun is the CEO and has voting and investment power with respect to these shares.

(6)	Tae Hoon Kim was appointed as a director of the Board on March 17, 2017. Tae Hoon Kim’s beneficial ownership also includes the shares owned by Aju Pharm and Joong Kil Kim. Joong Kil Kim is the Chairman of Aju Pharm and has the final voting and investment power over the shares, however Tae Hoon Kim participates in the management of Aju Pharm as the CEO.

(7)	Hoyoung Huh’s beneficial ownership also includes the shares owned by pH Pharma Co., Ltd as Dr. Huh has a majority ownership in pH Pharma Co., Ltd and also has voting power over the shares.

(8)	Includes the vested portion of the options granted by Antria Delaware that were assumed by the Company in connection with the Reverse Merger and the options granted under the 2014 Stock and Incentive Plan, the 2015 Non-Qualified Stock Option Plan, and the 2016 Non-Qualified Stock Option Plan.

Following the Consummation of the Series AA Financing

The following table sets forth the number of shares of our common stock expected to be beneficially owned by the following persons or groups assuming the closing of the Series AA Financing: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our proposed executive officers and directors following the consummation of the Series AA Financing; and (iii) all of our proposed executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In determining the percentages, the following table assumes 210,389,713 shares of our common stock will be issued and outstanding following the closing of the Series AA Financing, the conversion of certain secured promissory notes into Series AA Preferred Stock and the conversion of all shares of Series AA Preferred Stock into shares of our common stock.

5

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned

Handok, Inc. (1) 700 Daewangpangyo-ro Korea Bio-Park, Building B Bundang-gu, Seongnam-si, Gyeonggi-do 463-400 Republic of Korea	56,818,182	27%

Genexine, Inc..(2) 132 Teheran-ro Gangnam-gu Seoul 06235 Republic of Korea	56,818,182	27%

Nevan C. Elam (3) 201 Redwood Shores Parkway, Suite 315 Redwood City, CA 94065	5,304,104	3%

Sankaram Mantripragada (3) 201 Redwood Shores Parkway, Suite 315 Redwood City, CA 94065	2,993,021	1%

Keith Vendola (3) (4) 201 Redwood Shores Parkway, Suite 315 Redwood City, CA 94065	-	0%

All current executive officers and directors as a group (3 persons)	8,297,125	4%

(1)	Handok, Inc. is a corporation formed in Seoul Korea. Young-Jin Kim is Chairman & CEO of HANDOK Inc. and has voting power over the shares.

(2)	Genexine, Inc. is a corporation formed in Seoul Korea. Dr. Young Chul Sung is the founder and former CEO of Genexine. He currently serves as Chief Technology Officer of Genexine Inc.

(3)	Includes the vested portion of the options granted by Antria Delaware that were assumed by the Company in connection with the Reverse Merger and the options granted under the 2014 Stock and Incentive Plan, the 2015 Non-Qualified Stock Option Plan, and the 2016 Non-Qualified Stock Option Plan.

(4)	Dr. Vendola, Chief Financial Officer, has been granted 1,000,000 options to purchase common stock, which are not exercisable within 60 days of this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

Following the closing of the Series AA Financing, the Board will add two additional directors to the Board. Mr. Elam will continue to serve on our Board and as our Chief Executive Officer. The two new directors will be Mr. Young-Jin Kim and Dr. Young Chul Sung.

The following discussion sets forth the information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Series AA Financing. If any proposed director listed in the table should become unavailable for any reason, which we do not anticipate, our Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

6

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Position	Age
Nevan C. Elam (1)	Chief Executive Officer and Chairman of the Board	52

Hoyoung Huh, Ph.D. (2)	Director, Vice Chairman of the Board	48

David F. Welch, Ph.D. (3)	Director	55

Samir Patel, M.D. (4)	Director	48

Tae Hoon Kim (4)	Director	36

Gil Labrucherie (5)	Director	47

Sankaram Mantripragada, Ph.D. (6)	Chief Scientific Officer	59

Keith Vendola (7)	Chief Financial Officer	47

(1)	Effective January 31, 2013, Nevan C. Elam was appointed as Chief Executive Officer and as a member of the Board for the Company. Effective December 31, 2013, Nevan Elam was appointed as Chairman of the Board.
(2)	Effective January 31, 2013, Hoyoung Huh was appointed as a member of the Board of the Company. Effective April 4, 2018 Dr. Huh was appointed Vice Chairman of the Board.
(3)	Effective July 24, 2015, David Welch was appointed as a member of the Board of the Company.
(4)	Effective March 17, 2017, Samir Patel and Tae Hoon Kim were appointed as members of the Board of the Company.
(5)	Effective October 9, 2017, Gil Labrucherie was appointed as a member of the Board of the Company.
(6)	Effective January 31, 2013, Sankaram Mantripragada was appointed as Chief Scientific Officer for the Company.
(7)	Effective May 16, 2018, Keith Vendola was appointed as Chief Financial Officer for the Company.

Set forth below is biographical information with respect to each of the aforementioned individuals.

Nevan C. Elam. Mr. Elam serves as our Chief Executive Officer and as the Chairman of our Board. Mr. Elam was as a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014. Prior to his service with Rezolute and Konus Advisory Group, Inc., Mr. Elam served as Chief Executive Officer and President of AeroSurgical Ltd., a medical device company operating out of Ireland. Prior to his service with AeroSurgical Ltd., Mr. Elam was Head of the Pulmonary Business Unit and Senior Vice President of Nektar Therapeutics from April, 2007 through December 2008 and served as Nektar's Senior Vice President of Corporate Operations and General Counsel from January 2005 through April 2007. From March 2004 through December 2004, Mr. Elam served as an Advisor to E2open, Inc. From February 2002 through March 2004, Mr. Elam served as Chief Financial Officer of E2open and from October 2000 to February 2002, he served as Vice President of Business and Corporate Development of E2open. Prior to E2open, Mr. Elam was a Partner in the corporate practice of the law firm of Wilson Sonsini Goodrich & Rosati, where he served for eight years. He serves as Director of pH Pharma, Co., Ltd, Savara, Inc., AeroSurgical Ltd. and Aerogen Ltd. Mr. Elam received his Juris Doctorate from Harvard Law School and a Bachelors of Arts from Howard University. We believe that Mr. Elam’s experience advising pharmaceutical companies of their unique legal and regulatory obligations qualifies him to serve on the Board.

7

Sankaram Mantripragada, Ph.D. Dr. Mantripragada serves as our Chief Scientific Officer. Prior to his service with our Company, Dr. Mantripragada served as the Chief Scientific Officer of Antria Delaware. Prior to his service with Antria Delaware, Dr. Mantripragada served as VP of Research and Development of PR Pharmaceuticals from June 2005 until October 2009. From October 2004 until June 2005, Dr. Mantripragada was an advisor to companies specializing in diabetes, cell-based therapies and cardiovascular diseases. Dr. Mantripragada served as Director, Research and Development of Guidant Corporation, now part of Abbott Vascular, from September 2003 until October 2004. Prior to that, he served as Director, Research and Development and Vice President, Scientific Development of SkyePharma from September 1992 until September 2003. Prior to that, he was an Assistant Professor of Biochemistry at the University of Virginia, School of Medicine from January 1989 until September 1994. Dr. Mantripragada obtained his Ph.D. in Molecular Biophysics from the Indian Institute of Science and completed a postdoctoral research program at the Max Planck Institute for Biophysical Chemistry in Germany.

Hoyoung Huh, M.D., Ph.D. Dr. Huh serves as a Vice Chairman of our Board, Chairman of our Scientific Advisory Board and Business Development. Dr. Huh is also currently the Chief Executive Officer and Chairman of pH Pharma, Co., Ltd. Dr. Huh was a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014 with Mr. Elam. Prior to founding Konus Advisory Group, Inc., Dr. Huh was Chief Executive Officer of BiPar Sciences, Inc. from February 2008 until December 2010. In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. Dr. Huh currently serves as the Chairman of the Board of Geron Corporation and CytomX Therapeutics as well as on the board of directors for Addex Therapeutics, ReSurge International and SF Jazz. Dr. Huh holds an M.D. from Cornell University Medical College, a Ph.D. in Genetics/Cell Biology from the Cornell University/Sloan-Kettering Institute, and a Bachelor’s degree in biochemistry from Dartmouth College. We believe that Dr. Huh’s medical experience and his experience working with pharmaceutical companies qualifies him to serve on the Board.

David F. Welch, Ph.D. Dr. Welch serves as a member of our Board. Dr. Welch is the co-founder of Infinera Corporation and has served as the President since June 2013 and as a member of the Board since October 2010. Dr. Welch has served in various executive roles within Infinera Corporation since May of 2001. Prior to joining Infinera, Dr. Welch served in various executive roles, including as Chief Technology Officer of the Transmission Products Group of JDS Uniphase Corporation, an optical component company, and Chief Technology Officer and Vice President of Corporate Development of SDL Inc., an optical component company. Dr. Welch holds over 130 patents, and has been awarded the Optical Society of America’s (“OSA”) Adolph Lomb Medal, Joseph Fraunhofer Award, the John Tyndall Award and the IET JJ Thompson Medal for Achievement in Electronics, in recognition of his technical contributions to the optical industry. He is a Fellow of OSA and the Institute of Electrical and Electronics Engineers. We believe that Dr. Welch’s leadership experience and his experience with public companies qualifies him to serve on the Board.

Samir Patel, M.D. Dr. Patel currently serves as a member of our Board. Dr. Patel is co-founder, principal and former CEO of SPEC Pharma, LLC, which specializes in injectable therapies with complex manufacturing. He is also co-founder, principal and CEO of Digital Therapeutics, LLC, a company investigating therapies for digital ulcerations, a severe rheumatologic condition with high unmet medical need. Dr. Patel previously served as Medical Director of Centocor, Inc., a Johnson & Johnson Company where he oversaw Medical Affairs for Remicade, Stelara and Simponi. Prior to joining Centocor, he practiced adult and pediatric rheumatology in Austin, Texas. Dr. Patel holds a B.S. in Biology from the University of Cincinnati and an M.D. from the Medical College of Ohio. He completed his residency in Internal Medicine and fellowship in Rheumatology at the University of New Mexico. We believe that Dr. Patel’s experience with pharmaceutical companies and his medical background qualifies him to serve on the Board.

Tae Hoon Kim. Mr. Kim currently serves as a member of our Board. Mr. Kim is currently the Chief Executive Officer for Aju Pharm, a pharmaceutical company in the Republic of Korea with more than 60 years of operations. From 2011 to 2014, Mr. Kim was with Genentech, Inc. in their market planning and sales operations divisions. Mr. Kim has a B.S. degree in Cellular and Molecular Biology from the University of Michigan and MBA from Dartmouth College. We believe Mr. Kim’s experience working with pharmaceutical companies qualifies him to serve on the Board.

8

Keith Vendola, M.D., MBA. Dr. Vendola serves as our Chief Financial Officer. Dr. Vendola previously served as Vice President of Competitive Strategy and Chief of Staff at Coherus BioSciences while the market cap exceeded $1 billion. In this role, he interacted extensively with Wall Street and executed multiple financings. In addition, he has served in senior finance and corporate development roles at a variety of pharmaceutical companies and as an investment banker within the healthcare groups of Banc of America Securities and Chase. As an executive and investment banker, he has contributed to many transactions and helped companies raise over $850 million. Dr. Vendola received an M.B.A. in finance from Northwestern’s Kellogg School of Management, M.D. from Dartmouth Medical School and B.A. in psychology from the College of the Holy Cross, where he graduated with honors. He completed an executive education program at Harvard Business School focused on strategic negotiations as well as a research fellowship in the Developmental Endocrinology Branch of the National Institutes of Health, where he was an author on multiple papers.

Gil Labrucherie. Mr. Labrucherie serves as a member of our Board and Chairman of the Audit Committee. Mr. Labrucherie currently serves as the CFO for Nektar Therapeutics. Prior to his service as CFO at Nektar, he was Senior Vice president, General Counsel and Secretary of Nektar from 2007 to 2016. Mr. Labrucherie began his career as an associate in the corporate practice of the law firm of Wilson Sonsini Goodrich & Rosati. Mr. Labrucherie received his J.D. from University of California Boalt Hall School of Law, where he was a member of the California Law Review and Order of the Coif, and received his B.A. from the University of California, Davis. Mr. Labrucherie is a member of the State Bar of California and is a Certified Management Accountant. We believe that Mr. Labrucherie’s leadership experience and his experience with public companies qualifies him to serve on the Board.

Proposed Executive Officers and Directors Following the Series AA Financing

Upon the closing of the Series AA Financing, the following individuals are expected to serve as members of our Board or serve as our executive officers:

Name	Age	Title

Nevan C. Elam	52	President, Chief Executive Officer and Director

Young-Jin Kim	62	Director

Young Chul Sung, Ph.D	62	Director

Keith Vendola, M.D.	47	Chief Financial Officer

Sankaram Mantripragada, Ph.D.	59	Chief Scientific Officer

Nevan C. Elam. The biography for Mr. Elam appears above under “Current Executive Officers and Directors.”

Young-Jin Kim. Mr. Kim will serve as a member of our Board. Mr. Kim is Chairman & CEO of Handok Inc. (“Handok”), one of the leading pharmaceutical companies in the Republic of Korea. Mr. Kim joined Handok in 1984 and spent two years between 1984 and 1986 working at Hoechst AG in Frankfurt, Germany. Between 1991 and 2005, he served as CEO of Roussel Korea, Hoechst Marion Roussel Korea and Aventis Pharma Korea and also appointed as the Country Manager of Hoechst AG and Aventis in Korea between 1996 and 2005. In 1996, he was appointed as CEO of Handok. Mr. Kim has been serving as President of Handok Jeseok Foundation since 2014. He also has been serving as President of KDG (Korean-German Society) since 2010 and Vice President of Medium Industries Committee of KCCI (The Korea Chamber of Commerce & Industry) since 2009. Mr. Kim received an MBA at the Kelley School of Business at Indiana University in 1984 and received the award of Distinguished Alumni Fellows from Indiana University. Mr. Kim completed Advanced Management Program at the Harvard Business School in 1996. We believe Mr. Kim’s experience working with pharmaceutical companies qualifies him to serve on the Board. We believe Mr. Kim’s experience working with pharmaceutical companies qualifies him to serve on the Board.

9

Young Chul Sung, Ph.D. Dr. Sung will serve as a member of our Board. Dr. Sung is the founder and former CEO of Genexine Inc, a KOSDAQ listed biotech company developing innovative drugs in cancer and orphan diseases. Dr. Sung currently serves as a professor at POSTECH Department of Life Sciences and founder of POSTECH- Catholic Bio Medical Institute. Dr. Sung is an expert immunologist and has published over one hundred scientific articles. He has served on editorial boards of many biological organizations and has earned numerous awards including the most recently the 49th Science Day Presidential Commendation for Science and Technology Promotion Division from KIST as remarks of Antibody fusion (hyFc) technology and gene therapy vaccine technology. Dr. Sung currently serves on the Board of the Korean Society for Molecular and Cellular Biology and The Korean Society of Medical Biochemistry and Molecular Biology both since 2003. He is also a member of the Korean Society of Virology. Dr. Sung was a former president of the Korean Association of Immunobiologists (KAI) from 2005 to 2007. We believe Dr. Sung’s scientific background qualifies him to serve on the Board.

Keith Vendola, M.D. The biography for Dr. Vendola appears above under “Current Executive Officers and Directors.”

Sankaram Mantripragada, Ph.D. The biography for Dr. Mantripragada appears above under “Current Executive Officers and Directors.” .

Family Relationships

There are no family relationships between any of our directors or executive officers.

Certain Legal Proceedings Involving Directors or Executive Officers

To our knowledge, none of our officers (exiting or proposed) or our directors (existing or proposed) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

10

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Director Independence

Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to determine whether our current director is independent. The Board has determined that Mr. Young-Jin Kim and Dr. Young Chul Sung qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the Company;

•	the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

11

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the period from July 1, 2017 to June 30, 2018, other than Hoyoung Huh, all filing requirements applicable to its officers, directors and ten percent beneficial owners were complied with.

Committees of the Board

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Due to the size and structure of the Company and its Board of Directors, the Board historically did not have a standing Audit Committee. The functions that would be performed by the Audit Committee had been performed by the entire Board of Directors. The Audit Committee was created on August 21, 2017. Prior to creation of the Audit Committee, with respect to functions customarily performed by independent members of an audit committee, our non-independent directors did not participate in such functions.

The Audit Committee currently consists of Messrs. Labrucherie, Kim and Welch. The Audit Committee has been established in accordance with the rules and regulations of the SEC and each of the current members of the Audit Committee is an “independent director” as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. In addition, the Board has determined that Messrs. Labrucherie, Kim and Welch qualify as “audit committee financial experts” as such term is used in the rules and regulations of the SEC.”

The Audit Committee meets periodically with the Company’s independent registered public accountants and reviews the Company’s accounting policies and internal controls. It also reviews the scope and adequacy of the independent registered public accountants’ examination of the Company’s annual financial statements. In addition, the Audit Committee selects the firm of independent registered public accountants to be retained by the Company, subject to stockholder approval, pre-approves services rendered by its independent registered public accountants and pre-approves all related-party transactions.

The Audit Committee operates under an Audit Committee Charter, which was approved on August 21, 2017 and is available on the Company’s website.

 Compensation Committee

 Due to the size and structure of the Company and its Board of Directors, the Board historically did not have a standing Compensation Committee. The functions that would be performed by the Compensation Committee had been performed by the entire Board of Directors. The Compensation Committee was created on August 21, 2017. Prior to creation of the Compensation Committee, with respect to functions customarily performed by independent members of a compensation committee, our non-independent directors did not participate in such functions.

12

The Compensation Committee currently consists of three members, including Messrs. Patel, Welch and Kim. Each of the current members of the Compensation Committee is a non-employee director, and each member is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. The Compensation Committee is responsible for establishing and administering the Company’s compensation arrangements for all executive officers.

The Compensation Committee meets no less frequently than annually (and more frequently as circumstances dictate) to discuss and determine executive officer and director compensation. The Compensation Committee does not generally retain the services of any compensation consultants. However, from time to time it utilizes compensation data from companies that the Compensation Committee deems to be competitive with the Company in connection with its annual review of executive compensation. The Compensation Committee has the power to form and delegate authority to subcommittees when appropriate, provided that such subcommittees are composed entirely of directors who would qualify for membership on the Compensation Committee pursuant to applicable Nasdaq Listing Rules.

No additional compensation is paid to directors for participation on the Compensation Committee. The Compensation Committee operates under a written charter, which was adopted on August 21, 2017 and is available on the Company’s website.

Nominating and Governance Committee

Due to the size and structure of the Company and its Board of Directors, the Board historically did not have a standing Nominating and Governance Committee. The functions that would be performed by the Nominating and Governance Committee had been performed by the entire Board of Directors. The Nominating and Governance Committee was created on August 21, 2017. Prior to creation of the Nominating and Governance Committee, with respect to functions customarily performed by independent members of a nominating and governance committee, our non-independent directors did not participate in such functions.

The Nominating and Governance Committee currently consists of Messrs. Sherman and Patel. The Nominating and Governance Committee has been established in accordance with the rules and regulations of the SEC and each of the current members of the Nominating and Governance Committee is an “independent director” as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

Stockholders who wish to recommend nominees for consideration by the Board of Directors or Nominating and Governance Committee must submit their nominations in writing to the Company’s Chairman. Submissions must include sufficient biographical information concerning the recommended individual for the Board of Directors or Nominating and Governance Committee to consider, including age, five-year employment history with employer names and a description of the employer’s business, whether such individual can read and comprehend basic financial statements, and other board memberships (if any) held by the recommended individual. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors or Nominating and Governance Committee and to serve if elected by stockholders. The Board of Directors or Nominating and Governance Committee may consider such stockholder recommendations when it evaluates and recommends nominees to the Board of Directors for submission to the stockholders at each Annual Meeting.

The Nominating and Governance Committee operates under a Nominating and Governance Committee Charter, which was approved on August 21, 2017 and available on the Company’s website.

The Board of Directors and the Nominating and Corporate Governance Committee do not have a specific diversity policy, but consider diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

13

Scientific Advisory Board.

The Company has established a Scientific Advisory Board. Dr. Huh serves as the Chairman of the Scientific Advisory Board. The other members of the board are Fredrick B. Kraemer, M.D., Philip Home, M.A., D.Phil., D.M., F.R.C.P., Jerrold Olefsky, M.D., Andrew R. Hoffman, M.D., and C. Ronald Kahn, M.D.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time. Currently, Mr. Elam serves as the chairman of our Board and Chief Executive Officer. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed, and will continue to allow, our Board the flexibility to establish the most appropriate structure for our company at any given time.

Our current directors are involved in the general oversight of risks that could affect our Company and the proposed directors will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to:

Rezolute, Inc.
Attn: Chief Executive Officer
201 Redwood Shores Pkwy Suite #315
Redwood City, CA 94065

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the particulars of compensation paid to our current executive officers during the fiscal years ended June 30, 2018 and 2017.

14

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Award ($) (f)	All Other Compensation ($) (i)	Total ($) (j)
Current Named Executive Officers

Nevan Elam (1)	2018	450,000	-	1,910,568	18,334	2,378,902
Chief Executive Officer	2017	450,000	135,000	1,930,407	18,641	2,534,048

Sankaram Mantripragada (2)	2018	350,000	175,000	938,274	18,477	1,481,751
Chief Scientific Officer	2017	350,000	78,750	611,344	30,138	1,070,232

Hoyoung Huh (3)
Chairman of Scientific Advisory	2018	162,000	-	1,065,372	15,109	1,242,481
Board and Business Development	2017	216,000	-	962,584	18,092	1,196,676

Morgan Fields (4)	2018	145,000	-	281,993	7,121	434,114
Chief Accounting Officer	2017	145,000	27,188	266,383	15,508	454,079

Keith Vendola (5)	2018	55,000	-	-	203	55,203
Chief Financial Officer	2017	-	-	-	-	-

(1)	Mr. Elam was appointed the Chief Executive Officer of Antria Delaware on June 1, 2012 and was appointed the Chief Executive Officer of AntriaBio on January 31, 2013. Mr. Elam received a base salary of $230,000 beginning in June 2012 which increased to $390,000 on March 26, 2014 and increased to $450,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Mr. Elam of $135,000 related to calendar year 2015. The Board approved a bonus to Mr. Elam on February 23, 2015 of $195,000 related to calendar year 2014, which Mr. Elam elected to defer and have paid at a later date. The other compensation also includes employee benefits that the Company paid during the fiscal year ended June 30, 2018.

(2)	Dr. Mantripragada was appointed the Chief Scientific Officer of Antria Delaware on April 1, 2012 and was appointed the Chief Scientific Officer of AntriaBio on January 31, 2013. Dr. Mantripragada is to receive a base salary of $275,000 beginning in April 2012 which increased to $295,000 on January 1, 2013 and increased to $350,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Dr. Mantripragada of $78,750 related to calendar year 2015. The Board approved a bonus to Dr. Mantripragada on February 23, 2015 of $218,000 related to calendar year 2014 which Dr. Mantripragada elected to defer and have paid at a later date. Dr. Mantripragada’s is also to receive a one time bonus of $175,000 after the initiation of the human clinical trial for AB101, which occurred in the calendar year ended 2017 and Dr. Mantripragada elected to defer and have paid at a later date. The other compensation also includes employee benefits that the Company paid during the fiscal year ended June 30, 2018.

(3)	Dr. Huh was appointed as an executive officer on January 1, 2015. Dr. Huh is to receive a base salary of $216,000 beginning on January 1, 2015 and received a one-time bonus of $95,000 related to calendar year 2014 of which Dr. Huh elected to defer $47,500 until a later date. The other compensation also includes employee benefits that the Company paid for the employee. Prior to January 1, 2015 all compensation was as a director. See “Director Compensation” table. Effective April 6, 2018, Dr. Huh was appointed Vice Chairman of the Board of Directors.

(4)	Ms. Fields was appointed the Chief Accounting Officer on July 18, 2014 with a base salary of $130,000 which was increased to $145,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Ms. Fields of $36,250 related to calendar year 2015. The other compensation also includes employee benefits that the Company paid for the employee. All previous compensation was as non-executive compensation. Ms. Fields resigned from the Company on June 26, 2018.

(5)	Mr. Vendola was appointed the Chief Financial Officer on May 16, 2018 with a base salary of $330,000. The other compensation also includes employee benefits that the Company paid for the employee during the fiscal year ended June 30, 2018.

15

Outstanding Equity Awards

The following table provides a summary of equity awards outstanding for each of the Named Executive Officers and Directors as of June 30, 2018:

		Number of	Equity Incentive
	Number of	Securities	Awards:
	Securities	Underlying	Number of
	Underlying	Unexercised	Securities
	Unexercised	Options	Underlying	Option	Option
	Options	Unexercisable	Unexercised	Exercise	Expiration
	Exercisable (#)	(#)	Unearned	Price ($)	Date
Name (a)	(b)	(c)	Options (#) (d)	(e)	(f)

Nevan C. Elam	1,350,000	-	-	$3.12	3/26/2021
	1,450,000	-	290,000	$2.06	2/23/2025
	1,458,333	-	2,041,667	$1.2	10/31/2026
	4,258,333		2,331,667

Sankaram Mantripragada, Ph.D.	500,000	-	-	$3.12	3/26/2021
	579,167	-	115,833	$2.06	2/23/2025
	270,833		729,167	$1.2	10/31/2026
	250,000	-	750,000	$1.2	10/31/2026
	1,600,000		1,595,000

Hoyoung Huh, M.D., Ph.D	350,000	-	-	$3.12	3/26/2021
	673,333	-	134,667	$2.06	2/23/2025
	1,666,667	-	2,333,333	$1.2	10/31/2026
	2,690,000		2,468,000

Morgan Fields	4,167	-	-	$4.5	1/30/2018
	110,000	-	-	$3.12	3/26/2021
	24,479	-	-	$1.84	7/18/2021
	255,833		127,917	$2.06	2/23/2025
	250,000	-	-	$1.2	10/31/2026
	644,479		127,917

Director Compensation

The following table shows the particulars of compensation paid to our current directors during the years ending June 30, 2018 and 2017.

16

Name and Principal Position (a)	Year (b)	Fees earned or paid in Cash ($) (c)	Stock Award ($) (d)	Option Award ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)	Nonqualified Deferred Compensation Earnings ($) (g)	All Other Compensation ($) (h)	Total ($) (i)

Current Named Directors

Nevan Elam (1)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

Hoyoung Huh (2)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

Barry Sherman (3)	2018	6,250	-	99,638	-	-	-	105,888
	2017	25,000	-	99,638	-	-	-	124,638

David Welch (4)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

Samir Patel (5)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

Tae Hoon Kim (5)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

Gil Labrucherie (6)	2018	-	-	-	-	-	-	-
	2017	-	-	-	-	-	-	-

(1)	The only compensation received by this individual was for serving as an officer of the Company and included in the executive compensation.

(2)	Dr. Huh received options to purchase 350,000 shares on March 28, 2014. Effective January 1, 2015, Dr. Huh was appointed as an executive officer and all compensation became as an officer of the Company. Effective April 4, 2018, Dr. Huh, was appointed Vice Chairman of the Board.

(3)	On July 18, 2014, Dr. Sherman was appointed as a director of the Board. On July18, 2015, he received options to purchase 75,000 shares of common stock and on February 23, 2015, he received options to purchase 187,000 shares of common stock. Dr. Sherman is also to receive an annual fee of $25,000.

(4)	On July 24, 2015, Dr. Welch was appointed as a director of the board. Dr. Welch received no compensation for the years ending June 30, 2018 and 2017.

(5)	On March 17, 2017, Dr. Patel and Mr. Kim were appointed as directors to the board. Dr. Patel and Mr. Kim received no compensation for the years ending June 30, 2018 and 2017.

(6)	On October 9, 2017, Mr. Labrucherie was appointed as a director of the Board. Mr. Labrucherie received no compensation for the years ended June 30, 2018 and 2017.

Employment Agreements

Nevan Elam

On June 18, 2012, we entered into an agreement with Nevan Elam to serve as Chief Executive Officer of Antria Delaware. Under the terms of this agreement, Mr. Elam will be entitled to receive an annual base of two hundred thirty thousand dollars ($230,000) until the executive commits full time to the business at which time his salary will increase to three hundred fifty thousand dollars ($350,000). At any time following the date of Mr. Elam’s employment agreement, the Board may request in writing that Mr. Elam commit one hundred percent (100%) of his time and energy to the business of the Company and Mr. Elam shall have 60 days to comply with the Board’s request or shall tender his resignation as an officer of the Company. Mr. Elam is entitled to an annual bonus equal to forty percent (40%) of his base salary based on criteria set by the Board. Mr. Elam is also eligible for a one-time bonus when the Company raises an aggregate of five million dollars in financing. Mr. Elam is also eligible to receive grants of options to purchase shares of common stock as consideration for services rendered. Mr. Elam will be eligible to participate in all benefit programs available to our executives and employees, including any employee incentive option plan, and medical and dental benefit plans. We will also provide life and disability insurance. Also under the terms of the agreement, Mr. Elam will be entitled to reimbursement for reasonable travel and business expenses and receives a monthly automobile allowance. Additionally, at age 65, Mr. Elam is entitled to a pension benefit equal to one-month's salary for each year of employment. The agreement requires Mr. Elam to undertake certain confidentiality, non-competition and non-solicitation obligations. In the event that we terminate Mr. Elam’s employment without cause, the Company will pay the base salary severance on a monthly basis to Mr. Elam for a period of six months.

17

On March 26, 2014, we entered into an amended and restated employment agreement with Mr. Elam, amending his employment agreement. The amended employment agreement provides, among other things, for: (i) an increase in Mr. Elam’s base salary from $230,000 to $390,000; (ii) a termination of the bonus due to Mr. Elam under the Employment Agreement upon the Company raising at least $5,000,000 in an equity financing; (iii) a termination of the car allowance granted to Mr. Elam under the Employment Agreement; and (iv) the termination of the pension benefit at the age of 65 equal to one-month salary for each year of employment.

On February 23, 2015, we entered into a second amended and restated employment agreement with our Chief Executive Officer, Nevan Elam, amending the Employment Agreement between the Company and Mr. Elam dated March 26, 2014. The CEO Second Amended and Restated Employment Agreement provides, among other things, for: (i) an increase in Mr. Elam’s base salary from $390,000 to $450,000 based on current market data; and (ii) an increase in Mr. Elam’s target bonus from 50% to 60% of his annual salary.

Sankaram Mantripragada

On April 1, 2012, we entered into an agreement with Sankaram Mantripragada to serve as Chief Scientific Officer of the Company. Dr. Mantripragada will report to the Chief Executive Officer and under the terms of the employment agreement, Dr. Mantripragada is entitled to receive an annual base salary of two hundred seventy five thousand ($275,000) which increased to two hundred ninety five thousand ($295,000) on January 1, 2013 that is subject to annual adjustment recommended by the Chief Executive Officer and approved by the Compensation Committee, if any, or the Board. Dr. Mantripragada is eligible for one-time bonuses when certain clinical testing has begun. Dr. Mantripragada also is entitled to receive an annual cash bonus of up to forty percent (40%) of his base salary, determined based on specified criteria agreed upon in advance. Dr. Mantripragada is eligible to receive grants of options to purchase shares of our common stock as consideration for services rendered, at the Board’s discretion. Dr. Mantripragada is eligible to participate in all benefit programs available to our executives and employees, including medical and dental benefit plans. Also under the terms of the agreement, Dr. Mantripragada is entitled to reimbursement for reasonable travel and business expenses and receives a monthly automobile allowance. Additionally, at the age of 65, Dr. Mantripragada is entitled to a pension benefit equal to one month’s salary for each year of his employment. If he is terminated other than for cause or due to or after a change of control, all of Dr. Mantripragada’ unvested options will accelerate, and he will continue to receive his then base salary and health insurance for a period of up to twelve months. The agreement also requires Dr. Mantripragada to undertake certain confidentiality, non-competition and non-solicitation obligations.

On March 26, 2014, we entered into an amended and restated employment agreement with Dr. Mantripragada, amending the employment agreement. The amended employment agreement amends the employment agreement to remove the pension benefit owned to Dr. Mantripragada such that Dr. Mantripragada is no longer entitled to a pension benefit at the age of 65 equal to one-month’s salary for each year of employment.

On February 23, 2015, we entered into a second amended and restated employment agreement (the “CSO Second Amended and Restated Employment Agreement”) with our Chief Scientific Officer, Sankaram Mantripragada, amending the CSO Employment Agreement between the Company and Dr. Mantripragada dated March 26, 2014 (the “CSO Employment Agreement”). The CSO Second Amended and Restated Employment Agreement provides, among other things, for: (i) an increase in Mr. Mantripragada’s base salary from $295,000 to $350,000 based on current market data; and (ii) an increase in Mr. Mantripragada’s target bonus from 40% to 45% of his annual salary.

18

Hoyoung Huh

On January 7, 2015, we entered into an Employment Agreement (the “Employment Agreement”) with Dr. Huh with an effective date of January 1, 2015 (the “Effective Date”). Under the terms of the Employment Agreement, beginning on Effective Date, Dr. Huh will be paid a base salary of $216,000 (the “Base Salary”) per annum payable in accordance with our payroll practices for executives, but no less than once per month. In addition, we agreed to pay Dr. Huh a one-time cash payment of $95,000 in consideration for his efforts to support the Company in the 2014 calendar year. Dr. Huh will also be entitled to earn an annual performance bonus equal to 200% (the “Target Bonus”) of the Base Salary based upon performance criteria set by the Board in its sole discretion. Dr. Huh is also entitled to a one-time transaction related bonus (the “Transaction Bonus”) payable in cash or equity of the Company, subject to the Board’s discretion, equal to three percent (3%) of the gross proceeds of, (i) a Business Combination (as defined in the Employment Agreement), (ii) an equity or debt financing of the Company or (iii) strategic partnerships and collaborations

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

Other than the above transactions set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K.

Approval of Transactions with Related Persons

We rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

LEGAL PROCEEDINGS

On March 31, 2017, Alpha Venture Capital Partners, L.P., a stockholder, filed a derivative complaint. In September 2017, the Company settled with the plaintiff’s lawyer to pay certain legal expenses. In the year ended June 30, 2018, the Company made payments of $250,000 for these expenses.

Other than the settled litigation outlined above, we are not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

19

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY:	REZOLUTE, INC.

Dated: January 31, 2019	By:	/s/ Keith Vendola
Keith Vendola
Chief Financial Officer

21